SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
Annual Report
ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2005
Commission file number: 1-5256
VF CORPORATION RETIREMENT SAVINGS
PLAN FOR SALARIED EMPLOYEES
(Full title of plan)
105 Corporate Center Blvd.
Greensboro, NC 27408
(Address of principal executive offices)
(336) 424-6000
(Registrant’s telephone number, including area code)

VF CORPORATION RETIREMENT SAVINGS PLAN FOR SALARIED EMPLOYEES
Table of Contents

*	Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Exhibit 23.1	-	Consent of Independent Registered Public Accounting Firm	21

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the VF Corporation Pension Plan Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

VF Corporation Retirement Savings Plan
for Salaried Employees

By:	/s/ Frank C. Pickard III

Frank C. Pickard III
Vice President, Treasurer
VF Corporation
Date: July 3, 2006

Report of Independent Registered Public Accounting Firm
To the Participants and Administrator of the
VF Corporation Retirement Savings Plan for Salaried Employees
In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the VF Corporation Retirement Savings Plan for Salaried Employees (the “Plan”) at December 31, 2005 and December 31, 2004, and the changes in net assets available for benefits for the year ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H — Line 4i — Schedule of Assets (Held at End of Year) at December 31, 2005 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/PricewaterhouseCoopers LLP
Greensboro, NC
July 3, 2006

VF CORPORATION RETIREMENT SAVINGS PLAN FOR SALARIED EMPLOYEES
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31
	2005	2004
ASSETS
Investments, at fair value
VF Corporation common stock - 846,302 shares in 2005 and 876,136 shares in 2004	$46,834,359	$48,520,384
VF Corporation ESOP Preferred Stock - 760,062 shares in 2005 and 843,814 shares in 2004	67,298,970	75,135,088
Other securities	393,855,254	352,395,332

Total investments	507,988,583	476,050,804
Loans receivable from participants	13,307,493	12,443,013

Net assets available for benefits	$521,296,076	$488,493,817

See notes to financial statements.

VF CORPORATION RETIREMENT SAVINGS PLAN FOR SALARIED EMPLOYEES
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended
December 31, 2005
Investment income
Dividends on VF Corporation ESOP Preferred Stock	$1,636,335
Dividends on VF Corporation Common Stock	940,729
Net realized and unrealized appreciation in fair value of investments	7,233,717
Income from mutual funds and bank common trust funds	17,970,509
Interest on participant loans	568,113

28,349,403

Participant contributions	19,656,454
VF Corporation contributions	7,182,781
Transfer merged plans (Note C)	22,255,175

77,443,813

Benefits paid to participants	(44,222,443)
Administrative expenses	(419,111)

Net increase	32,802,259

Net assets available for benefits
Beginning of year	488,493,817

End of year	$521,296,076

See notes to financial statements.

VF CORPORATION RETIREMENT SAVINGS PLAN FOR SALARIED EMPLOYEES
NOTES TO FINANCIAL STATEMENTS
NOTE A — DESCRIPTION OF THE PLAN
VF Corporation (“VF”) sponsors the VF Corporation Retirement Savings Plan for Salaried Employees (the “Plan”), which is a cash or deferred plan under Section 401(k) of the Internal Revenue Code (“IRC”). The Plan is comprised of two parts: a contributory “Compensation Deferral” part and a noncontributory “Retirement Contribution” part. During 2005, the net assets of the Nautica Enterprises, Inc. Savings and Investment Plan and the Vans, Inc. Retirement Plan were merged into the Plan subsequent to VF’s acquisition of the respective plan sponsors.
Under the Compensation Deferral part of the Plan, certain salaried employees of specified subsidiaries may elect to contribute between 2% and 50% of their compensation to the Plan (highly compensated employees are limited to 10%) subject to maximum IRS annual limitations. VF matches employee contributions by 50% for up to 6% of compensation contributed by the employee. Employees vest in employer contributions ratably by month and are fully vested after 5 years of service or normal retirement.
Effective January 1, 2005, VF added a noncontributory Retirement Contribution feature for employees hired after January 1, 2005 and eligible employees of certain recently acquired companies. Eligible employees are automatically enrolled in the Retirement Contribution feature. VF makes quarterly retirement contributions to the Plan in an amount equal to a percentage of eligible employee earnings based on each employee’s continuous service with VF since January 1, 2005. The VF contribution ranges from 2% of earnings for participants with less than 10 years of VF service (which is all current participants) to 5% of earnings for participants with 20 or more years of VF service. Employees vest in the retirement contribution feature ratably by month and are fully vested after 5 years of service or normal retirement.
The Plan includes an Employee Stock Ownership Plan (“ESOP”) consisting primarily of shares of VF Corporation 6.75% Series B ESOP Convertible Preferred Stock (“ESOP Preferred Stock”). Each share of ESOP Preferred Stock, which has a redemption value of $30.875 plus cumulative accrued dividends, is convertible into 1.6 shares of VF Common Stock and is entitled to two votes. The trustee for the ESOP may convert the ESOP Preferred Stock to Common Stock at any time or may cause VF to redeem the ESOP Preferred Stock under certain circumstances. Subsequent to the end of 2005, all shares of ESOP Preferred Stock were converted into VF Common Stock.
Employee contributions under the Compensation Deferral feature and VF matching contribution in the Compensation Deferral feature are invested at the direction of the employee in one or more funds administered by the Plan’s trustees. All Plan assets are trusteed by Fidelity Management Trust Company (“Fidelity”), with the exception of one fund trusteed by UMB Bank, n.a. (“UMB Bank”). VF contributions in the Retirement Contribution feature are invested in the same investment selections as a participant has chosen for his Compensation Deferral balance, except that contributions cannot be invested in VF Common Stock. VF contributions for the Retirement Contribution feature for those not participating in the Compensation Deferral feature are invested as directed by those individual participants.
Individual accounts are maintained for each participant; each account includes the individual’s contributions, VF matching contributions and investment funds’ earnings. Employees remain fully vested in their contributions to the Plan. VF contributions are vested monthly on a pro rata basis, with full vesting after five years of service or upon normal retirement, disability or death. Accounts become payable upon retirement, disability, death or termination of employment. Participants may also withdraw all or a portion of their Compensation Deferral account balance by filing a written request that demonstrates financial hardship as defined by the Plan. Participants may elect to receive distributions in a lump sum or in an annuity, or accounts may be rolled over into another IRS-approved tax deferral plan. Forfeitures are used to reduce VF’s obligation to pay plan expenses. Unused forfeitures at December 31, 2005 that are available to reduce future Plan Sponsor contributions totalled $1,364,303.

VF CORPORATION RETIREMENT SAVINGS PLAN FOR SALARIED EMPLOYEES
NOTES TO FINANCIAL STATEMENTS (Continued)
NOTE A — DESCRIPTION OF THE PLAN (Continued)
Participants may borrow up to 50% or $50,000 of the participant’s total vested account balance in the Compensation Deferral portion of the Plan, but may not borrow from the VF matching portion. Participants are charged interest at the Morgan Guaranty “Published” prime rate at the time of the loan and repay the principal within 60 months, or 120 months if the loan is for the purchase of their primary residence. Payment in full is required at termination of employment. There were 2,416 and 2,507 loans outstanding at December 31, 2005 and December 31, 2004, respectively.
Although it has no intent to do so, VF may terminate the Plan in whole or in part at any time. In the event of termination, participants become fully vested in their accounts.
NOTE B — SIGNIFICANT ACCOUNTING POLICIES
Investments are stated at fair value. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the Plan year. General market fixed income securities are valued by a national pricing service, based on standardized pricing methodology. For government guaranteed loans, UMB Bank values the loans at amortized cost, which approximates fair value, as they are guaranteed by the full faith and credit of the United States Federal Government. The ESOP Preferred Stock is stated at fair value, based on the greater of 160% of the fair value of the VF Common Stock on the last business day of the Plan year or the preferred stock’s stated redemption price of $30.875 per share. The fair value of the participation units owned by the Plan in mutual funds and bank common trust funds is based on quoted redemption values on the last business day of the Plan year. Purchases and sales of securities, including gains and losses thereon, are recorded as of the trade date. Dividends are recorded on the ex-dividend date.
The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and unrealized appreciation or depreciation on those investments.
Administrative expenses consisting primarily of fees for legal, accounting and other services are paid by VF in accordance with the Plan.
Payment of Benefits: Benefits are recorded when paid.
Use of Estimates: In preparing financial statements in accordance with accounting principles generally accepted in the United States of America, management makes estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates.
Risks and Uncertainties: The Plan provides for various mutual fund investment options in stocks, bonds and fixed income securities. The Plan also provides for investment in VF Common Stock. Investments are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

VF CORPORATION RETIREMENT SAVINGS PLAN FOR SALARIED EMPLOYEES
NOTES TO FINANCIAL STATEMENTS (Continued)
NOTE C — PLAN MERGER
During 2005, the retirement savings plans of Vans, Inc. (“Vans”) and Nautica Enterprises, Inc. (“Nautica”) were merged into the Plan subsequent to VF’s acquisition of the respective plan sponsors. Vans was designated as, and became a participating employer in the Plan effective January 1, 2005. The portion of the Vans plan representing the accounts, assets and liabilities of participants and beneficiaries was merged with, and into the Plan, effective July 1, 2005.
Nautica was designated as, and became a participating employer in the Plan effective April 1, 2005. The portion of the Nautica plan representing accounts, assets and liabilities of participants and beneficiaries was merged with and into the Plan, effective July 1, 2005.
Total assets transferred into the Plan were $22,255,177.
NOTE D — INCOME TAX STATUS
The Internal Revenue Service has issued a favorable determination letter dated
September 23, 2002 stating that the Plan qualifies under the appropriate sections of the Internal Revenue Code (or “IRC”) and is, therefore, not subject to tax under present income tax law. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The VF Corporation Pension Plan Committee is not aware of any action or series of events that have occurred that might adversely affect the Plan’s qualified status. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan’s tax counsel believe that the Plan is currently designed and is currently being operated in compliance with the applicable requirements of the IRC.
NOTE E — RELATED PARTY TRANSACTIONS
Related parties to the Plan include VF (the Plan sponsor), and Fidelity and UMB Bank (the Plan’s trustees). Certain Plan investments are funds managed by Fidelity and UMB Bank, and therefore transactions in these investments qualify as party-in-interest transactions. The Plan also invests in the common and preferred stock of the Plan Sponsor. These transactions also qualify as party-in-interest transactions.

VF CORPORATION RETIREMENT SAVINGS PLAN FOR SALARIED EMPLOYEES
NOTES TO FINANCIAL STATEMENTS (Continued)
NOTE F— INVESTMENTS
Net realized and unrealized appreciation (depreciation) in fair value of investments included in Plan equity includes the following:

	Net Realized and
	Unrealized
	Appreciation in
	Fair Value for the Year	Fair Value
	Ended December 31,	At December 31,
	2005	2005	2004
Fair value as determined by quoted market or stated redemption price:
VF Corporation Common Stock	$71,347	$46,834,359	$48,520,384
ESOP Preferred Stock	256,987	67,298,970	75,135,088
Mutual funds	3,818,786	326,498,722	286,760,494

	4,147,120	440,632,051	410,415,966

Fair value as determined by Plan trustee:
Government guaranteed loans	3,086,597	67,356,532	65,634,838

	3,086,597	67,356,532	65,634,838

	$7,233,717	$507,988,583	$476,050,804

VF CORPORATION RETIREMENT SAVINGS PLAN FOR SALARIED EMPLOYEES
NOTES TO FINANCIAL STATEMENTS (Continued)
NOTE F— INVESTMENTS (Continued)
The fair value of investments that individually represent 5% or more of the Plan’s net assets at December 31 of one or both years are as follows:

	2005	2004
ESOP Preferred Stock (760,062 shares and 843,814 shares)	$67,298,970	$75,135,088
Fidelity Growth & Income Fund (1,798,131 shares and 1,744,355 shares)	61,855,718	66,651,801
VF Corporation Common Stock (846,302 shares and 876,136 shares)	46,834,359	48,520,384
Fidelity US Equity Index Commingled Pool (960,987 shares and 1,040,094 shares)	37,709,118	38,920,332

VF Corporation Retirement Savings Plan
for Salaried Employees
Schedule H—Line 4i—Schedule of Assets (Held at End of Year)
At December 31, 2005

	Description of
	investment
	(including rate of
Identity of issue, borrower,	interest and	Number of	Current
lessor, or similar party	maturity date)	Shares	Value
*Fidelity Puritan Fund	Mutual Fund	886,745	$16,608,751
*Fidelity Growth & Income Fund	Mutual Fund	1,798,131	61,855,718
*Fidelity Diversified International Fund	Mutual Fund	372,951	12,135,840
*Fidelity Dividend Growth Fund	Mutual Fund	142,461	4,101,440
*Fidelity Retirement Money Market Portfolio	Mutual Fund	21,871,150	21,871,150
*Fidelity U.S. Equity Index Commingled Pool	Common Collective Trust	960,987	37,709,118
Baron Asset Fund	Mutual Fund	211,575	11,909,562
Longleaf Small Cap Fund	Mutual Fund	349,075	9,432,010
Small Business Administration guaranteed loans	$275,412 face amount, 7.85% interest, maturity date 10/21/2014		238,638
	$327,122 face amount, 5.87% interest, maturity date 3/6/2010		233,289
	$189,630 face amount, 6.02% interest, maturity date 4/3/2015		152,643
	$350,000 face amount, 6.50% interest, maturity date 11/1/2006		10,911
	$100,000 face amount, 7.08% interest, maturity date 12/10/2006		5,508
	$1,500,000 face amount, 4.52% interest, maturity date 2/10/2013		1,092,404
	$114,020 face amount, 5.41% interest, maturity date 7/22/2015		109,657
	$212,836 face amount, 3.50% interest, maturity date 7/31/2012		153,830
	$51,391 face amount, 2.50% interest, maturity date 12/02/2007		26,904
	$298,714 face amount, 5.23% interest, maturity date 2/01/2016		252,972
	$60,708 face amount, 6.58% interest, maturity date 1/16/2008		34,580
	$444,362 face amount, 5.13% interest, maturity date 9/25/2018		426,445
	$184,102 face amount, 3.50% interest, maturity date 7/17/2013		135,322
	$206,641 face amount, 2.50% interest, maturity date 7/16/2018		150,603
	$167,611 face amount, 0.00% interest, maturity date 8/11/2018		1,982
	$108,089 face amount, 6.34% interest, maturity date 9/09/2008		67,657
	$406,879 face amount, 3.00% interest, maturity date 9/15/2013		283,214
	$430,140 face amount, 5.38% interest, maturity date 7/19/2014		326,352
	$209,331 face amount, 7.25% interest, maturity date 3/01/2014		177,154
	$273,417 face amount, 7.85% interest, maturity date 3/19/2017		244,586
	$573,056 face amount, 7.95% interest, maturity date 11/29/2015		484,946
	$1,222,350 face amount, 5.13% interest, maturity date 5/12/2019		1,157,227
	$505,895 face amount, 6.63% interest, maturity date 11/26/2009		6,527
	$107,588 face amount, 5.86% interest, maturity date 7/19/2009		45,810
	$69,975 face amount, 6.99% interest, maturity date 9/13/2007		36,073
	$418,972 face amount, 7.66% interest, maturity date 11/09/2009		301,091
	$240,786 face amount, 6.54% interest, maturity date 10/01/2009		157,852
	$107,289 face amount, 7.27% interest, maturity date 10/19/2013		93,326
	$1,000,000 face amount, 5.14% interest, maturity date 8/10/2013		797,395
	$1,000,000 face amount, 5.20% interest, maturity date 8/1/2012		702,791
	$250,000 face amount, 6.15% interest, maturity date 11/1/2013		55,524
	$700,000 face amount, 6.10% interest, maturity date 3/1/2006		6,126
	$150,000 face amount, 6.00% interest, maturity date 3/1/2009		9,390
	$250,000 face amount, 6.95% interest, maturity date 5/1/2007		14,294
	$500,000 face amount, 7.05% interest, maturity date 5/1/2005		7,661
	$200,000 face amount, 6.55% interest, maturity date 7/1/2007		13,500
	$250,000 face amount, 5.45% interest, maturity date 1/1/2009		48,240
	$200,000 face amount, 6.75% interest, maturity date 1/1/2007		8,202
	$550,000 face amount, 5.80% interest, maturity date 1/1/2006		11,592
	$250,000 face amount, 5.15% interest, maturity date 11/1/2008		31,231
	$164,524 face amount, 7.58% interest, maturity date 2/3/2013		132,620
	$84,890 face amount, 5.49% interest, maturity date 4/29/2009		49,803
	$71,953 face amount, 5.38% interest, maturity date 4/12/2011		36,579

Identity of issue,	Description of investment
borrower, lessor, or	(including rate of interest	Number of	Current
or similar party	and maturity date)	Shares	Value
	$198,390 face amount, 5.47% interest, maturity date 3/12/2016		181,434
	$132,265 face amount, 5.98% interest, maturity date 5/2/2011		102,772
	$663,821 face amount, 5.36% interest, maturity date 7/17/2016		625,007
	$189,424 face amount, 5.67% interest, maturity date 5/25/2013		154,550
	$405,021 face amount, 5.97% interest, maturity date 10/29/2011		316,742
	$277,843 face amount, 5.13% interest, maturity date 10/17/2013		229,598
	$156,267 face amount, 6.27% interest, maturity date 3/8/2012		113,699
	$94,072 face amount, 4.88% interest, maturity date 4/15/2012		77,366
	$286,424 face amount, 5.61% interest, maturity date 1/17/2018		244,948
	$246,303 face amount, 5.51% interest, maturity date 9/19/2017		209,634
	$503,741 face amount, 7.23% interest, maturity date 9/24/2018		449,886
	$102,628 face amount, 4.38% interest, maturity date 6/27/2009		70,344
	$267,791 face amount, 4.61% interest, maturity date 5/15/2011		191,305
	$51,697 face amount, 4.48% interest, maturity date 9/9/2009		35,483
	$467,019 face amount, 5.61% interest, maturity date 4/10/2018		410,152
	$101,654 face amount, 6.59% interest, maturity date 8/20/2013		81,557
	$501,128 face amount, 5.61% interest, maturity date 4/28/2019		363,596
	$501,128 face amount, 5.61% interest, maturity date 4/28/2019		363,597
	$127,112 face amount, 5.73% interest, maturity date 11/7/2018		111,644
	$546,109 face amount, 5.61% interest, maturity date 6/20/2019		502,659
	$339,602 face amount, 5.61% interest, maturity date 4/7/2019		296,313
	$538,154 face amount, 5.46% interest, maturity date 9/17/2018		518,587
	$165,023 face amount, 4.65% interest, maturity date 10/3/2010		135,371
	$226,457 face amount, 5.61% interest, maturity date 3/15/2019		207,756
	$945,589 face amount, 5.42% interest, maturity date 12/11/2015		892,114
	$256,027 face amount, 5.26% interest, maturity date 6/4/2011		210,619
	$404,250 face amount, 5.61% interest, maturity date 6/18/2019		371,811
	$424,115 face amount, 5.58% interest, maturity date 5/23/2020		408,495
	$142,991 face amount, 5.90% interest, maturity date 8/1/2010		108,881
	$272,179 face amount, 5.63% interest, maturity date 7/1/2012		206,467
	$180,539 face amount, 3.50% interest, maturity date 8/12/2013		125,351
	$206,001 face amount, 3.00% interest, maturity date 6/9/2017		145,476
	$342,596 face amount, 6.13% interest, maturity date 12/31/2013		283,187
	$154,433 face amount, 5.88% interest, maturity date 1/15/2006		137,994
	$184,343 face amount, 7.26% interest, maturity date 2/10/2014		154,061
	$182,111 face amount, 6.89% interest, maturity date 9/29/2009		127,485
	$107,048 face amount, 7.49% interest, maturity date 3/13/2007		50,340
	$88,061 face amount, 6.13% interest, maturity date 9/30/2007		41,964
	$135,510 face amount, 5.08% interest, maturity date 2/4/2008		2,287
	$62,556 face amount, 7.93% interest, maturity date 4/22/2009		33,326
	$79,804 face amount, 6.73% interest, maturity date 12/23/2009		55,385

Identity of issue,	Description of investment
borrower, lessor, or	(including rate of interest	Number of	Current
or similar party	and maturity date)	Shares	Value
	$58,020 face amount, 8.83% interest, maturity date 12/21/2009		41,417
US Department of Agriculture guaranteed loans	$248,400 face amount, 5.09% interest, maturity date 3/1/2020		237,769
	$135,000 face amount, 4.83% interest, maturity date 4/1/2012		125,979
En Boat LLC corporate bond	$500,000 face amount, 4.63% interest, maturity date 7/18/2028		441,761
Rowan Cos, Inc. corporate bond	$300,000 face amount, 2.80% interest, maturity date 10/20/2013		210,907
Government National Mortgage Association loans	$500,000 face amount, 4.49%, maturity date 4/16/2023		478,995
	$1,518,976 face amount, 4.26%, maturity date 7/16/2029		1,499,956
	$500,000 face amount, 3.52%, maturity date 1/16/2032		373,664
	$1,500,000 face amount, 4.43%, maturity date 8/16/2033		1,428,464
	$700,000 face amount, 5.00%, maturity date 5/15/2018		430,981
	$886,763 face amount, 5.50%, maturity date 10/20/2017		337,727
	$1,000,000 face amount, 4.65%, maturity date 11/16/2033		950,776
	$500,000 face amount, 5.06%, maturity date 2/16/2046		480,174
	$250,000 face amount, 6.00%, maturity date 2/15/2014		39,519
	$1,400,000 face amount, 5.00%, maturity date 4/20/2018		785,018
	$1,600,000 face amount, 5.00%, maturity date 4/16/2018		1,031,557
	$1,000,000 face amount, 5.50%, maturity date 4/15/2025		964,323
	$1,000,000 face amount, 5.50%, maturity date 5/20/2017		313,774
	$200,000 face amount, 6.00%, maturity date 6/15/2013		65,441
	$1,000,000 face amount, 6.25%, maturity date 7/15/2022		880,254
	$200,000 face amount, 6.00%, maturity date 7/15/2013		25,467
	$1,500,000 face amount, 5.50%, maturity date 7/20/2017		522,426
	$750,000 face amount, 5.50%, maturity date 7/20/2018		406,528
	$500,000 face amount, 4.38%, maturity date 1/20/2023		17,081
	$1,000,000 face amount, 4.38%, maturity date 1/20/2023		48,759
	$1,000,000 face amount, 4.38%, maturity date 1/20/2024		52,727
	$1,000,000 face amount, 4.13%, maturity date 12/20/2025		3,999
	$500,000 face amount, 4.38% interest, maturity date 2/20/2021		15,524
	$1,030,492 face amount, 5.50% interest, maturity date 3/20/2020		950,781
	$500,000 face amount, 4.38% interest, maturity date 4/20/2021		11,826
	$500,000 face amount, 4.38% interest, maturity date 4/20/2022		21,990
	$994,600 face amount, 4.38% interest, maturity date 4/20/2026		18,332
	$500,000 face amount, 4.38% interest, maturity date 5/20/2022		18,232
	$511,310 face amount, 4.38% interest, maturity date 1/20/2026		12,371
	$350,000 face amount, 4.13% interest, maturity date 11/20/2021		14,590
	$370,000 face amount, 4.13% interest, maturity date 11/20/2024		11,748
	$245,000 face amount, 4.63% interest, maturity date 12/20/2021		3,028
	$1,129,515 face amount, 5.50% interest, maturity date 12/20/2019		899,146
	$900,000 face amount, 5.00% interest, maturity date 12/20/2019		775,653
	$460,000 face amount, 4.38% interest, maturity date 5/20/2023		18,162
	$341,111 face amount, 4.38% interest, maturity date 5/20/2023		12,024
	$450,000 face amount, 5.00% interest, maturity date 5/20/2020		420,812
	$222,810 face amount, 4.75% interest, maturity date 8/20/2021		8,592
	$175,000 face amount, 5.50% interest, maturity date 8/20/2019		1,339,904
	$467,935 face amount, 5.25% interest, maturity date 9/20/2021		6,169
	$310,000 face amount, 4.75% interest, maturity date 9/20/2022		11,940
	$417,000 face amount, 4.75% interest, maturity date 9/20/2023		16,647
	$1,000,000 face amount, 4.75% interest, maturity date 9/20/2025		17,931
	$100,000 face amount, 4.50% interest, maturity date 9/20/2034		71,399
	$1,555,882 face amount, 5.50% interest, maturity date 2/15/2019		967,679
Farmer’s Home Administration Mortgage guaranteed loans	$118,103 face amount, 5.10% interest, maturity date 3/1/2014		99,896
	$675,000 face amount, 5.48% interest, maturity date 12/15/2018		597,423
	$243,024 face amount, 4.63% interest, maturity date 2/5/2013		204,534
	$195,419 face amount, 4,18% interest, maturity date 12/20/1970		132,163
	$1,781,179 face amount, 4.73% interest, maturity date 5/2/2018		1,553,199
	$880,875 face amount, 5.20% interest, maturity date 6/4/2018		773,007

Identity of issue,	Description of investment
borrower, lessor, or	(including rate of interest	Number of	Current
or similar party	and maturity date)	Shares	Value
	$1,281,931 face amount, 6.98% interest, maturity date 6/1/2014		1,070,165
	$374,483 face amount, 5.38% interest, maturity date 6/23/2015		343,184
	$431,970 face amount, 5.48% interest, maturity date 7/1/2011		364,209
	$215,895 face amount, 5.03% interest, maturity date 10/21/2012		173,063
	$181,254 face amount, 7.28% interest, maturity date 8/23/2014		124,890
	$127,385 face amount, 4.75% interest, maturity date 8/25/2012		100,506
	$255,795 face amount, 5.12% interest, maturity date 8/30/2017		226,417
	$155,994 face amount, 6.18% interest, maturity date 1/13/2012		106,124
	$141,141 face amount, 5.47% interest, maturity date 3/15/2016		131,999
	$232,928 face amount, 5.62% interest, maturity date 6/6/2018		194,512
	$648,000 face amount, 5.61% interest, maturity date 9/26/2019		592,652
	$3,600,000 face amount, 4.75% interest, maturity date 5/1/2012		2,973,435
	$392,595 face amount, 5.75% interest, maturity date 10/21/2021		358,033
	$113,370 face amount, 5.75% interest, maturity date 11/15/2021		103,437
	$194,118 face amount, 5.88% interest, maturity date 2/4/2014		152,316
	$201,479 face amount, 6.13% interest, maturity date 11/5/2017		124,406
	$393,307 face amount, 6.53% interest, maturity date 3/10/2015		323,846
	$1,953,773 face amount, 4.25% interest, maturity date 9/5/2014		1,586,261
	$355,959 face amount, 5.38% interest, maturity date 9/21/2014		324,049
	$346,366 face amount, 5.00% interest, maturity date 9/21/2011		302,697
	$272,120 face amount, 5.63% interest, maturity date 3/25/2007		214,750
	$1,517,009 face amount, 5.68% interest, maturity date 8/31/2014		1,252,680
	$157,500 face amount, 5.60% interest, maturity date 6/25/2014		138,845
	$373,500 face amount, 5.38% interest, maturity date 9/1/2011		325,456
	$330,300 face amount, 5.38% interest, maturity date 9/1/2001		282,596
	$567,038 face amount, 5.53% interest, maturity date 6/25/2011		479,239
	$210,222 face amount, 4.78% interest, maturity date 9/25/2008		158,011
	$674,288 face amount, 5.18% interest, maturity date 10/26/2014		621,211
	$258,300 face amount, 5.83% interest, maturity date 12/15/2019		243,663
	$178,689 face amount, 4.45% interest, maturity date 3/25/2011		142,271
	$2,200,000 face amount, 5.00% interest, maturity date 1/1/2010		586,068
	$500,000 face amount, 5.00% interest, maturity date 12/11/2015		478,249
	$566,461 face amount, 5.40% interest, maturity date 7/25/2017		530,796
	$108,825 face amount, 5.63% interest, maturity date 3/10/2006		53,847
	$184,857 face amount, 5.63% interest, maturity date 3/10/2014		133,030
	$101,863 face amount, 6.62% interest, maturity date 1/21/2011		75,493
	$674,450 face amount, 5.62% interest, maturity date 8/1/2018		594,516
	$444,241 face amount, 5.62% interest, maturity date 7/17/2018		396,313
	$191,955 face amount, 5.68% interest, maturity date 2/18/2014		148,844
	$583,061 face amount, 5.48% interest, maturity date 9/20/2016		503,727

Identity of issue,	Description of investment
borrower, lessor, or	(including rate of interest	Number of	Current
or similar party	and maturity date)	Shares	Value
	$133,251 face amount, 7.07% interest, maturity date 12/17/2010		90,970
	$183,505 face amount, 5.23% interest, maturity date 3/2/2014		139,881
	$662,652 face amount, 5.38% interest, maturity date 5/23/2015		559,774
	$206,572 face amount, 6.63% interest, maturity date 5/18/2014		169,980
	$597,540 face amount, 5.48% interest, maturity date 8/10/2016		512,383
	$417,445 face amount, 7.79% interest, maturity date 1/11/2015		349,587
	$92,598 face amount, 6.81% interest, maturity date 12/29/2008		60,419
	$121,500 face amount, 5.43% interest, maturity date 6/1/2011		101,829
	$358,668 face amount, 6.56% interest, maturity date 10/2/2016		322,334
	$178,112 face amount, 5.00% interest, maturity date 12/28/2009		146,680
	$173,990 face amount, 5.38% interest, maturity date 3/1/2018		158,659
	$150,908 face amount, 6.63% interest, maturity date 12/15/2015		131,877
	$325,390 face amount, 4.25% interest, maturity date 1/1/2010		244,984
	$194,523 face amount, 4.60% interest, maturity date 11/15/2010		118,613
	$162,000 face amount, 6.13% interest, maturity date 8/1/2019		151,735
	$331,132 face amount, 5.60% interest, maturity date 8/1/2017		296,306
	$75,886 face amount, 4.48% interest, maturity date 8/1/2009		54,159
	$160,702 face amount, 4.83% interest, maturity date 8/1/2009		113,556
	$201,383 face amount, 6.63% interest, maturity date 3/31/2008		116,263
	$312,190 face amount, 6.63% interest, maturity date 8/1/2015		273,681
	$212,746 face amount, 4.88% interest, maturity date 4/1/2015		183,918
	$280,754 face amount, 6.63% interest, maturity date 3/1/2014		239,591
	$158,080 face amount, 6.63% interest, maturity date 12/31/2014		119,743
	$285,498 face amount, 6.53% interest, maturity date 4/1/2014		244,294
	$158,600 face amount, 4.00% interest, maturity date 3/1/2008		94,556
	$543,355 face amount, 5.38%, maturity date 4/23/2015		460,037
	$58,979 face amount, 6.30%, maturity date 6/30/2013		50,080
	$331,029 face amount, 4.28%, maturity date 4/1/2007		144,121
	$63,000 face amount, 5.63%, maturity date 7/1/2012		60,388
	$225,000 face amount, 5.80%, maturity date 8/1/2020		217,567
	$40,500 face amount, 5.63%, maturity date 6/1/2012		38,827
	$37,800 face amount, 5.63%, maturity date 12/1/2009		35,968
	$90,000 face amount, 5.47%, maturity date 5/1/2012		86,246
	$126,000 face amount, 5.80%, maturity date 5/1/2020		121,546
	$90,000 face amount, 5.50%, maturity date 6/1/2012		85,787
	$68,400 face amount, 4.00%, maturity date 7/15/2009		51,858
	$100,800 face amount, 6.12%, maturity date 8/1/2019		94,410
	$50,400 face amount, 5.25%, maturity date 1/1/2012		43,406
	$108,000 face amount, 5.88%, maturity date 8/1/2019		101,011
	$98,960 face amount, 4.33%, maturity date 12/15/2010		75,249
	$14,326 face amount, 4.43%, maturity date 5/1/2008		4,382
	$47,860 face amount, 4.43%, maturity date 3/1/2010		36,450
	$31,288 face amount, 4.08%, maturity date 1/1/2010		22,887
	$95,523 face amount, 6.91%, maturity date 4/9/2006		21,260
	$44,892 face amount, 5.75%, maturity date 12/17/2015		39,381
	$141,139 face amount, 3.58%, maturity date 6/28/2009		94,856
	$106,107 face amount, 3.85%, maturity date 6/25/2010		76,810

Identity of issue,	Description of investment
borrower, lessor, or	(including rate of interest	Number of	Current
or similar party	and maturity date)	Shares	Value
	$665,729 face amount, 5.37%, maturity date 3/27/2019		597,520
	$38,383 face amount, 5.63%, maturity date 11/15/2012		28,977
	$27,408 face amount, 5.25%, maturity date 12/31/2011		21,251
	$97,263 face amount, 7.13%, maturity date 2/28/2014		69,892
	$84,404 face amount, 5.24%, maturity date 1/11/2006		5,264
Kansas State Development Financial Authority bonds	$500,000 face amount, 4.50% interest, maturity date 10/1/2011		480,174
	$500,000 face amount, 4.37% interest, maturity date 10/1/2010		480,174
*UMB Scout Prime Fund	Money Market Fund		2,797,340
*VF Corporation Common Stock	Common Stock	846,302	46,834,359
*VF Corporation ESOP Preferred Stock	Preferred Stock	760,062	67,298,970
PIMCO TOT RETURN ADM	Mutual Fund	138,838	1,457,803
TMPL FOREIGN SM CO A	Mutual Fund	7,841	159,400
ABF BALANCED PA	Mutual Fund	2,679	36,280
ABF LARGE CAP VAL PA	Mutual Fund	37,722	752,171
ABF INTL EQUITY PA	Mutual Fund	749	15,413
ABF SH TERM BOND PA	Mutual Fund	499	4,370
MUTUAL DISCOVERY A	Mutual Fund	41,770	1,087,680
BARON GROWTH	Mutual Fund	96,889	4,398,762
MSI US LG CAP GRTH B	Mutual Fund	6,818	130,983
CALV NEWVIS SM CP A	Mutual Fund	624	10,292
CALVERT SIF BALNCD A	Mutual Fund	38	1,073
CALVERT SIF:EQUITY A	Mutual Fund	436	15,386
CALVERT CAP ACC A	Mutual Fund	1,110	26,409
CALVERT INTL EQTY A	Mutual Fund	6	127
FMA SMALL COMPANY IS	Mutual Fund	2,970	58,025
FPA CRESCENT	Mutual Fund	25,681	646,390
RHJ MICRO CAP	Mutual Fund	34,960	668,089
OLDMUT EMRG GROWTH Z	Mutual Fund	4,209	59,430
ARIEL FUND	Mutual Fund	55,348	2,771,282
ARIEL APPRECIATION	Mutual Fund	50,319	2,350,886
LB CORE BOND NB INV	Mutual Fund	7,796	76,787
ALGER CAP APPREC I	Mutual Fund	80,298	1,127,390
ALGER MIDCAP GRTH I	Mutual Fund	74,394	1,243,865
ALGER SMALL CAP I	Mutual Fund	10,527	220,748
FKLN SMMIDCAP GRTH A	Mutual Fund	17,036	642,614
DREY FNDRS BALNCED F	Mutual Fund	1,865	16,018
DREY FNDRS EQ GRTH F	Mutual Fund	8,872	45,954
DREY FNDRS GROWTH F	Mutual Fund	11,090	121,657
DREY FNDRS MC GRTH F	Mutual Fund	14,089	67,345
DREY FNDRS WW GRTH F	Mutual Fund	3,303	47,108
DREY FNDRS PASSPRT F	Mutual Fund	1,209	24,306
OLDMUT GROWTH Z	Mutual Fund	6,630	141,417
AIM DYNAMICS INV	Mutual Fund	22,538	410,414
AIM SM CO GRTH INV	Mutual Fund	13,119	173,956
TEMPLETON FOREIGN A	Mutual Fund	30,662	388,799
JANUS FLEXIBLE BOND	Mutual Fund	22,647	214,470
DREY FNDRS DISCVRY F	Mutual Fund	19,742	564,225
MUTUAL SHARES CL A	Mutual Fund	23,129	550,703
MANAGERS SPECIAL EQ	Mutual Fund	416	36,118
MSI GLOBAL VAL EQ B	Mutual Fund	2,321	41,066

Identity of issue,	Description of investment
borrower, lessor, or	(including rate of interest	Number of	Current
or similar party	and maturity date)	Shares	Value
MSIFT BALANCED ADV	Mutual Fund	873	10,559
MSIFT CP FX INC ADV	Mutual Fund	4,040	46,380
MSIFT HIGH YIELD ADV	Mutual Fund	9,615	49,998
MSIFT MIDCAP GTH ADV	Mutual Fund	17,534	425,017
MSIFT VALUE ADVISER	Mutual Fund	13,975	238,830
MSI SM CO GROWTH B	Mutual Fund	22,676	279,138
MSI ACTIVE INTL B	Mutual Fund	7,297	92,236
MSI EMERGING MKTS B	Mutual Fund	129,401	3,245,382
AIM PREM EQUITY A	Mutual Fund	3,178	33,024
NB FOCUS TRUST	Mutual Fund	3,929	93,636
NB GENESIS — TR CL	Mutual Fund	56,480	2,742,084
NB MANHATTAN TRUST	Mutual Fund	4,403	53,325
NB PARTNERS TRUST	Mutual Fund	16,464	356,441
NB SOCIALLY RESP TR	Mutual Fund	1,308	20,584
OAKMARK FUND I	Mutual Fund	8,778	358,842
ALLNZ CCM CAP AP ADM	Mutual Fund	9,065	175,502
ALLNZ CCM MID CP ADM	Mutual Fund	8,899	239,201
PIM GLBBND AD UNHDGD	Mutual Fund	14,492	138,396
PIMCO HIGH YIELD ADM	Mutual Fund	25,667	249,486
PIMCO LOW DUR ADM	Mutual Fund	58,517	584,585
PIMCO LT US GOVT ADM	Mutual Fund	84,990	934,894
WFA ULTRA ST INC INV	Mutual Fund	4,383	40,101
WFA SHRTTERM BND INV	Mutual Fund	35,006	298,947
WFA DISCOVERY INV	Mutual Fund	9,051	185,277
WFA GROWTH INV	Mutual Fund	24,797	522,979
WFA COMMON STOCK Z	Mutual Fund	5,500	119,725
WFA OPPORTUNITY INV	Mutual Fund	11,108	498,400
WFA LG CAP GRTH INV	Mutual Fund	6,720	164,906
WFA GOVT SECURTY INV	Mutual Fund	16,041	167,784
TEMPLETON DEV MKTS A	Mutual Fund	16,628	389,431
TEMPLETON GROWTH A	Mutual Fund	31,967	733,330
TMPL GLOBAL BOND A	Mutual Fund	36,911	380,554
TEMPLETON WORLD A	Mutual Fund	29,076	515,814
USAA CORNERSTONE	Mutual Fund	1,348	34,903
USAA GNMA TRUST	Mutual Fund	5,695	54,619
USAA INCOME FUND	Mutual Fund	21,029	256,552
USAA INCOME STOCK	Mutual Fund	10,040	152,615
USAA INTERNATIONAL	Mutual Fund	1,303	30,404
USAA GROWTH FUND	Mutual Fund	1,603	24,405
USAA EMERGING MKTS	Mutual Fund	12,691	200,013
AIM CONSTELLATION A	Mutual Fund	2,991	74,080
CS CAP APPREC COM	Mutual Fund	6,514	112,633
CS MID CAP GRTH COM	Mutual Fund	1,702	56,622
CS GLOBAL FX INC COM	Mutual Fund	297	2,822
RS EMERGING GROWTH	Mutual Fund	2,144	69,858

Identity of issue,	Description of investment
borrower, lessor, or	(including rate of interest	Number of	Current
or similar party	and maturity date)	Shares	Value
JANUS ADV WRLDWIDE S	Mutual Fund	533	15,452
ARTISAN INTL	Mutual Fund	1,494	37,812
MSI INTL EQUITY B	Mutual Fund	1,423	28,734
NB GUARDIAN TRUST	Mutual Fund	1,943	27,292
DWS INTERNATIONAL S	Mutual Fund	1,279	64,454
DOMINI SOCIAL EQUITY	Mutual Fund	3,957	118,425
AIM WEINGARTEN A	Mutual Fund	3,370	47,011
DWS GLOBAL OPPS S	Mutual Fund	1,255	49,020
JANUS ADV LC GRTH S	Mutual Fund	1,194	25,693
JANUS ADV MC GRTH S	Mutual Fund	2,954	82,901
JANUS ADV FORTY S	Mutual Fund	8,196	235,463
JANUS ADV INTL GTH S	Mutual Fund	1,364	51,645
JANUS ADV BALANCED S	Mutual Fund	1,746	45,655
JANUS ADV FLEX BND S	Mutual Fund	331	3,939
DWS GRTH & INCOME S	Mutual Fund	556	12,121
AIM BLUE CHIP A	Mutual Fund	3,436	41,369
TCW GAL AGGR GRTH N	Mutual Fund	145	1,915
MSI LGCP REL VAL B	Mutual Fund	4,832	53,583
AIM GBL AGGR GRTH A	Mutual Fund	198	4,246
MANAGERS BOND FUND	Mutual Fund	29,147	702,732
MANAGERS CAP APPREC	Mutual Fund	78	2,171
MANAGERS VALUE	Mutual Fund	1,369	38,301
RS SMALLER CO GROWTH	Mutual Fund	5,107	107,806
TCW GALILEO SEL EQ N	Mutual Fund	3,567	70,834
CS LARGE CAP VALUE A	Mutual Fund	4,635	89,549
AIM BASIC VALUE A	Mutual Fund	1,890	64,675
GRTMORE MDCPGR LDR A	Mutual Fund	423	6,207
GARTMORE VAL OPPS A	Mutual Fund	4	59
LM VALUE TRUST FI CL	Mutual Fund	3,473	258,664
ARTISAN MID CAP INV	Mutual Fund	5,318	164,438
CS SMALL CAP VAL COM	Mutual Fund	10,426	231,659
OAKMARK EQ & INC I	Mutual Fund	26,045	650,601
ROYCE LOW PR STK INV	Mutual Fund	22,980	356,886
OLDMUT LARGE CAP Z	Mutual Fund	820	10,508
OLDMUT MID CAP Z	Mutual Fund	715	12,997
WFA SMALL CAP VAL Z	Mutual Fund	16,642	502,092
VK GROWTH & INCOME A	Mutual Fund	17,159	352,442
DWS/D HIGH RTN EQ A	Mutual Fund	3,448	156,239
AIM MIDCAP CORE EQ A	Mutual Fund	4,944	141,260
CS INTL FOCUS COM	Mutual Fund	2,615	36,747
WEST ASSET CORE FI	Mutual Fund	394	4,419
ALLNZ NFJ SMCPVAL AD	Mutual Fund	14,144	409,038
LD ABBETT MIDCPVAL P	Mutual Fund	27,363	600,888
AIM LG CAP GRTH INV	Mutual Fund	10,525	112,510
AIM HIGH YIELD INV	Mutual Fund	2,652	11,561
AIM INCOME FUND INV	Mutual Fund	444	2,842
AIM LGCP BSC VAL INV	Mutual Fund	2,450	35,211
AIM DIVSF DIVD INV	Mutual Fund	3,067	38,057
AIM BASIC BAL INV	Mutual Fund	7,647	93,679
*FID FIDELITY	Mutual Fund	49,091	1,562,079
*FID TREND	Mutual Fund	2,061	117,923
*FID SEL COMPUTERS	Mutual Fund	1,405	50,691
*FID SEL ELECTRONICS	Mutual Fund	1,856	81,184
*FID SEL FOOD & AG	Mutual Fund	2,120	107,381
*FID GINNIE MAE	Mutual Fund	62,955	683,056

Identity of issue,	Description of investment
borrower, lessor, or	(including rate of interest	Number of	Current
or similar party	and maturity date)	Shares	Value
*FIDELITY MAGELLAN	Mutual Fund	28,905	3,076,601
*FID CONTRAFUND	Mutual Fund	63,622	4,120,178
*FID EQUITY INCOME	Mutual Fund	73,369	3,872,397
*FID GROWTH COMPANY	Mutual Fund	67,907	4,320,925
*FIDELITY INVST GR BD	Mutual Fund	39,417	290,503
*FID SEL SOFTWARE	Mutual Fund	733	38,478
*FID INTERMED BOND	Mutual Fund	154,069	1,585,370
*FID SEL AIR TRANSPRT	Mutual Fund	604	24,368
*FID CAPITAL & INCOME	Mutual Fund	59,739	500,018
*FID VALUE	Mutual Fund	71,116	5,396,294
*FID SEL GOLD	Mutual Fund	31,933	1,061,453
*FID SEL BIOTECH	Mutual Fund	2,339	146,662
*FID SEL ENERGY SVCS	Mutual Fund	9,018	592,849
*FID SEL INSURANCE	Mutual Fund	1,332	91,093
*FID SEL RETAILING	Mutual Fund	224	10,948
*FIDELITY GOVT INCOME	Mutual Fund	63,342	641,022
*FIDELITY CASH RESRVE	Mutual Fund	23,364	23,364
*FID SEL ENERGY	Mutual Fund	31,767	1,485,420
*FID SEL LEISURE	Mutual Fund	835	65,404
*FID SEL HEALTHCARE	Mutual Fund	3,721	506,352
*FID SEL TECHNOLOGY	Mutual Fund	3,342	211,065
*FID SEL UTILITIES GR	Mutual Fund	502	21,651
*FID SEL FINANCIAL	Mutual Fund	521	59,998
*FID SEL DEFENSE	Mutual Fund	17,390	1,272,752
*FID SEL BROKERAGE	Mutual Fund	2,547	175,599
*FID SEL CHEMICAL	Mutual Fund	3,040	202,736
*FID INDEPENDENCE	Mutual Fund	28,097	552,109
*FID OTC PORTFOLIO	Mutual Fund	14,615	552,300
*FID OVERSEAS	Mutual Fund	38,846	1,616,383
*FID SEL TELECOMM	Mutual Fund	180	6,985
*FID SEL HOME FINANCE	Mutual Fund	2,067	105,139
*FID LEVERAGED CO STK	Mutual Fund	118,398	3,080,717
*FID EUROPE	Mutual Fund	4,879	175,494
*FID PACIFIC BASIN	Mutual Fund	9,179	235,613
*FID REAL ESTATE INVS	Mutual Fund	89,917	2,801,807
*FID BALANCED	Mutual Fund	114,492	2,147,867
*FID INTL DISCOVERY	Mutual Fund	22,019	697,117
*FID CAP APPRECIATION	Mutual Fund	73,055	1,833,692
*FID CONVERTIBLE SEC	Mutual Fund	17,111	384,315
*FID CANADA	Mutual Fund	21,634	933,094
*FIDELITY UTILITIES	Mutual Fund	11,354	166,566
*FID BLUE CHIP GROWTH	Mutual Fund	28,686	1,238,095
*FID ASSET MANAGER	Mutual Fund	100,726	1,616,652
*FID DISCIPLINED EQTY	Mutual Fund	2,160	59,866
*FIDELITY LOW PR STK	Mutual Fund	194,585	7,946,841
SPARTAN 500 INDEX	Mutual Fund	18,079	1,555,122
*FID WORLDWIDE	Mutual Fund	5,080	99,424
*FID EQUITY INCOME II	Mutual Fund	13,945	318,783
*FID STOCK SELECTOR	Mutual Fund	2,473	61,190
*FID ASSET MGR GRTH	Mutual Fund	83,895	1,265,140
*FIDELITY EMERG MRKTS	Mutual Fund	34,621	638,409
*FIDELITY AGGR GROWTH	Mutual Fund	222,028	3,952,098
*FID ASSET MGR INCOME	Mutual Fund	18,418	236,301
*FID NEW MARKETS INC	Mutual Fund	40,653	586,628
*FID EXP & MULTINATL	Mutual Fund	72,887	1,548,119
*FID FOCUSED STOCK	Mutual Fund	9,924	118,097
*FID GLOBAL BALANCED	Mutual Fund	14,982	315,521
*FID AGGRESSIVE INTL	Mutual Fund	9,661	164,136
*FID SM CAP INDEPEND	Mutual Fund	18,676	382,486
*FID MID CAP STOCK	Mutual Fund	71,157	1,890,648
*FID LARGE CAP STOCK	Mutual Fund	14,119	220,398
*FID DISCOVERY	Mutual Fund	61,570	702,509
*FID SMALL CAP STOCK	Mutual Fund	68,636	1,256,037
*FID EUROPE CAP APP	Mutual Fund	13,608	299,656
*FIDELITY NORDIC	Mutual Fund	1,882	56,200
*FID ASSET MGR AGGR	Mutual Fund	3,966	47,910
*FID LATIN AMERICA	Mutual Fund	40,738	1,302,805
*FID JAPAN	Mutual Fund	28,654	522,365
*FID SOUTHEAST ASIA	Mutual Fund	15,286	324,208
*FID CHINA REGION	Mutual Fund	13,748	265,329
*FID SEL BUS SV & OUT	Mutual Fund	25	418
*FID SEL MED EQ & SYS	Mutual Fund	17,456	424,698
*FID FOUR IN ONE IDX	Mutual Fund	7,876	207,446
*FID JAPAN SMALLER CO	Mutual Fund	25,618	430,899
*FID GROWTH & INC II	Mutual Fund	17,563	178,437
*FID STRATEGIC INCOME	Mutual Fund	70,387	734,133
*FID FREEDOM INCOME	Mutual Fund	12,327	140,153
*FID FREEDOM 2000	Mutual Fund	30,449	371,783
*FID FREEDOM 2010	Mutual Fund	330,752	4,647,061
*FID FREEDOM 2020	Mutual Fund	352,384	5,183,573
*FID FREEDOM 2030	Mutual Fund	248,056	3,725,807
*FID SM CAP RTMT	Mutual Fund	3,923	64,109
SPTN TOTAL MKT INDEX	Mutual Fund	31,712	1,099,138
SPTN EXTND MKT INDEX	Mutual Fund	2,036	70,737
SPARTAN INTL INDEX	Mutual Fund	3,052	109,031
*FID SHORT TERM BOND	Mutual Fund	50,768	449,808
*FID INTM GOVT INCOME	Mutual Fund	10,714	107,458
*FID HIGH INCOME	Mutual Fund	43,545	382,328
*FID FIFTY	Mutual Fund	29,117	661,827
*FID SEL AUTOMOTIVE	Mutual Fund	677	23,101
*FID SEL MULTIMEDIA	Mutual Fund	627	29,975
*FID SEL MEDICAL DEL	Mutual Fund	19,107	1,042,499
*FID SEL PAPER&FOREST	Mutual Fund	410	12,438
*FID SEL BANKING	Mutual Fund	3,379	120,446
*FID SEL INDUST MATER	Mutual Fund	1,840	81,173
*FID SEL INDUST EQUIP	Mutual Fund	160	4,289
*FID SEL CONSTR/HOUSE	Mutual Fund	7,191	339,116
*FID SEL TRANSPORT	Mutual Fund	2,803	130,863
*FID SEL NATURAL GAS	Mutual Fund	39,770	1,543,883
*FID SEL NATURAL RES	Mutual Fund	12,563	304,646
*FID SEL CYCLICAL IND	Mutual Fund	2,547	49,843
*FID SEL ENVIRONMENT	Mutual Fund	637	9,963
*FID SEL CONSUMER IND	Mutual Fund	113	2,830
*FID SEL DEVELOP COMM	Mutual Fund	831	16,634
*FID SEL PHARMACEUTCL	Mutual Fund	11,665	115,714
*FIDELITY RET GOVT MM	Mutual Fund	1,242,245	1,242,245
SPARTAN US EQ INDEX	Mutual Fund	69,021	3,047,968
*FIDELITY US BD INDEX	Mutual Fund	65,760	716,783
*FID INST SH INT GOVT	Mutual Fund	3,687	35,067
*FID FREEDOM 2040	Mutual Fund	181,747	1,604,826
*FID SEL NET & INFSTR	Mutual Fund	42,673	100,282
*FID SEL WIRELESS	Mutual Fund	13,013	89,011
Cash	Cash and Cash Equivalents	—	2,075,384
Loans receivable from participants	Participant Loans, rates of 4% to 10.75%, maturity dates from 1 to 10 years	N/A	13,307,493

			$521,296,076

*	Represents a party-in-trust